HEI Exhibit 3(i).4

Articles of Amendment of HEI, amending HEI’s Restated Articles of Incorporation

Article Fourth, Paragraph 1, is amended to read as follows:

The amount of the capital stock of the corporation shall be two hundred million (200,000,000) shares of Common Stock without par value and ten million (10,000,000) shares of Preferred Stock without par value.